                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended June 30, 2001
                                  --------------

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

         For the transition period from ____________________ to _______________________

Commission file number 1-12541
                       --------

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

         ATCHISON CASTING CORPORATION HOURLY EMPLOYEES 401(k) PLAN

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

         ATCHISON CASTING CORPORATION
         400 South Fourth Street
         Atchison, Kansas  66002

Atchison Casting Corporation Hourly Employees' 401(k) Plan

    Financial Statements as of and for the Years Ended
    June 30, 2001 and 2000, Supplemental Schedules as of
    and for the Year Ended June 30, 2001, and Independent
    Auditors' Report

ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) Plan

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------

                                                                                                                  Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                  4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2001:

   Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions                                            9

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at
   the End of Year                                                                                                 10

Note:   Certain supplemental schedules required by rules and regulations of the
        Department of Labor are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Atchison Casting Corporation
   Hourly Employees' 401(k) Plan
Atchison, Kansas

We have audited the accompanying statements of net assets available for benefits of Atchison Casting Corporation Hourly Employees' 401(k) Plan (the "Plan") as of
June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the
United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the
Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended June 30, 2001, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
December 27, 2001

ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2001 AND 2000
----------------------------------------------------------------------------------------------------------------------------------

ASSETS                                             2001         2000

INVESTMENTS:
  Mutual funds                                   $1,330,410   $1,228,847
  Guaranteed interest account                       185,085       95,070
  Common stock of Atchison Casting Corporation       12,424           13
  Participant loans                                  62,561       55,620
                                                 ----------   ----------

            Total investments                     1,590,480    1,379,550
                                                 ----------   ----------

CONTRIBUTIONS RECEIVABLE:
  Employer's                                         14,214       14,119
  Participants'                                      34,365       34,279
                                                 ----------   ----------

            Total contributions receivable           48,579       48,398
                                                 ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS                $1,639,059   $1,427,948
                                                 ==========   ==========

See notes to financial statements.

                                      -2-

ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2001 AND 2000
---------------------------------------------------------------------------------------------------------------------------------

                                                                      2001             2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Interest and dividend income                                   $    24,704    $    26,829
   Net (depreciation) appreciation in fair value of investments      (195,758)       153,378
                                                                  -----------    -----------

     Net investment (loss) income                                    (171,054)       180,207
                                                                  -----------    -----------

  Contributions:
   Employer's, net of forfeitures                                     142,995        152,191
   Participants'                                                      362,612        366,768
   Rollover                                                             6,502
                                                                    ---------    -----------

     Total contributions                                              512,109        518,959
                                                                  -----------    -----------

     Total additions                                                  341,055        699,166
                                                                  -----------    -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants                                        85,255        185,741
  Distributed loans                                                     5,299         12,331
  Administrative expenses                                                                 45
                                                                  -----------    -----------

     Total deductions                                                  90,554        198,117
                                                                  -----------    -----------

TRANSFER TO ATCHISON CASTING CORPORATION
    HOURLY DEFINED CONTRIBUTION PLAN                                  (39,390)      (629,339)
                                                                  -----------    -----------

NET INCREASE (DECREASE)                                               211,111       (128,290)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 1,427,948      1,556,238
                                                                  -----------    -----------

  End of year                                                     $ 1,639,059    $ 1,427,948
                                                                  ===========    ===========

See notes to financial statements.

                                      -3-

ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Atchison Casting Corporation Hourly
      Employees' 401(k) Plan, (the "Plan") provides only general information.
      Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan covering hourly employees of Atchison Casting Corporation (the "Plan Sponsor" or "Plan
      Administrator" or "Atchison") provided they meet the prescribed eligibility requirements. The Plan was formed by the Plan Sponsor on July
      1, 1993. Prudential Investments ("Prudential") serves as custodian of the
      Plan. Individuals employed by the Plan Sponsor serve as trustees (the
      "Trustees") of the Plan. The Plan is subject to the provisions of the
      Employee Retirement Income Security Act of 1974 ("ERISA").

      Plan Amendment - The Plan was amended on July 1, 1999. Prior to July 1,
      1999, the Plan had a profit sharing feature allowing Plan participants to receive a profit sharing contribution based on net profits, as defined by the Plan document, of Atchison. On July 1, 1999, the Atchison Casting
      Corporation Hourly Defined Contribution Plan (the "Defined Contribution
      Plan") was created, to administer the profit sharing contributions that were previously handled by the Plan. On August 31, 2000 and June 26, 2000, assets of $39,390 and $629,339, respectively, were transferred to the
      Defined Contribution Plan, which represent the participants' profit sharing account balances that were eligible to enroll in the Defined
      Contribution Plan.

      Eligibility and Participation - Hourly employees are eligible for participation in the Plan after completing at least three months of service, provided they meet the prescribed eligibility requirements set forth in the Plan document.

      Contributions - Plan participants may contribute a portion of their pre-tax or after-tax base compensation, subject to certain Internal
      Revenue Code ("IRC") limitations. Effective May 11, 1999 the Company will make a matching contribution of 50% of the first 6% of base compensation that a participant contributes to the Plan. Effective July 1, 1999 there will be no profit sharing contributions made to this plan.

      Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

      Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contribution (prior to July 1, 1999) portions of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

                                      -4-

      Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential. During 2001 and
      2000, the investment options were as follows:

o        MFS Massachusetts Investors Trust
o        Oppenheimer Global Fund
o        Van Kampen Emerging Growth Fund
o        Prudential Stock Index Fund
o        AIM Balanced Fund
o        The Prudential Insurance Company of America Guaranteed Interest Account
o        Prudential Government Securities Trust - Money Market Series
o        Fidelity Advisor Equity Income Fund
o        Prudential High Yield Fund
o        MFS Massachusetts Investors Growth Stock Fund
o        Prudential Jennison Growth Fund
o        Fidelity Advisor Equity Growth Fund
o        Atchison Casting Corporation Common Stock
o        Prudential Small Company Fund
o        Prudential Government Income Fund
o        Franklin Convertible Securities Fund
o        Prudential Value Fund

      For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

      Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 to 5 years, except for loans obtained for the purpose of acquiring a primary residence for which the loan term is determined by the employer. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 8.75% to 10.50%.
      Principal and interest are paid ratably through payroll deductions.

      Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions can be in the form of a lump sum, installments, qualified joint and 50% survivor annuities or the account balance can remain in the Plan.

                                      -5-

      Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Forfeiture amounts are used to reduce subsequent contributions by the Plan Sponsor. At June 30,
      2001 and June 30, 2000 forfeited unallocated nonvested accounts totaled
      $13,767 and $390, respectively. In 2001, $1,556 of these and other forfeited nonvested accounts arising in fiscal 2001 were allocated to participant accounts.

      Expenses - Expenses of the Plan are paid by either the Plan or the Plan
      Sponsor, as provided by the Plan agreement. Expenses of $45 were paid by the Plan for the year ended June 30, 2000, and none were paid by the Plan for the year ended June 30, 2001.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of
      America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      The Plan invests in mutual funds that hold various securities including
      U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest account, are stated at fair value as determined by quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. See Note 3 regarding the valuation of the guaranteed interest contract.

      Payment of Benefits - Benefit payments are recorded when paid.

      Reclassifications - Certain prior year balances have been reclassified to conform with current year presentation.

3.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

      The Plan follows the provisions of Statement of Position ("SOP") 94-4,
      "Reporting of Investment Contracts Held by Health and Welfare Benefit
      Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is fully benefit responsive. The contract for this Plan has been deemed to be fully benefit responsive, according to the provisions of SOP
      94-4. As such, the contract is presented at contract value, which approximates fair value, on the statement of net assets available for benefits as of June 30, 2001 and 2000. The average yield for the years ended June 30, 2001 and 2000 are 4.85% and 5.98%, respectively. The crediting interest rate as of June 30, 2001 and 2000 is 4.35% and 6.30%, respectively. The crediting interest rate is reset upon the maturity of the contract.

                                      -6-

4.    INVESTMENTS

      The following table presents the fair values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30,
      2001 and 2000:

                                                                  2001                                                       2000
                                        ----------------------------------------------------        -------------------------------------------------

                                                                       Value                                               Value
                                                Shares               Per Share        Fair                 Shares        Per Share              Fair
                                               (rounded)             (rounded)       Value               (rounded)       (rounded)             Value

    MFS Massachusetts Investors Trust            21,623             $ 17.80       $ 384,896               19,936        $ 20.94            $ 417,463
    Oppenheimer Global Fund                       4,464               48.69         217,334                2,933          68.64              201,316
    The Prudential Insurance Company of
      America - Guaranteed interest account         N/A                 N/A         185,085                  N/A            N/A               95,070
    Prudential Stock Index Fund                   5,604               27.40         153,563                3,984          32.40              129,085
    Van Kampen Emerging Growth Fund               3,137               48.91         153,418                1,884          97.14              183,011
    Fidelity Advisor Equity Income Fund           4,512               25.37         114,459
    AIM Balanced Fund                             3,981               27.67         110,156                3,029          32.95               99,791
    Prudential Government Securities Trust -
       Money Market Series                       83,823                1.00          83,823

      During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year)
      (depreciated) appreciated in value as follows:

                                            2001          2000

                Mutual Funds             $(194,086)   $ 153,381
                Common Stock                (1,672)          (3)
                                         ---------    ---------
                                         $(195,758)   $ 153,378
                                         =========    =========

5.    PARTY-IN-INTEREST

      Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential is the custodian as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of
      Plan termination, participants will become 100% vested in their accounts.

7.    PLAN TAX STATUS

      The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 4, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                      -7-

8.    NONEXEMPT TRANSACTIONS

      During the years ended June 30, 2001 and 2000, employee deferrals of
      $51,887 and $25,638, respectively, were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor (the
      "DOL")) by the Plan Sponsor. All such deferrals were subsequently remitted to the trust by the Plan Sponsor. These are prohibited transactions according to the provisions of the DOL.

9.    SUBSEQUENT EVENTS

      Subsequent to June 30, 2001, the domestic and international capital markets have experienced significant volatility with respect to certain investments and, as a result, Plan management believes that there has been significant fluctuations in the values of the Plan's investments.

 10.  MANAGEMENT PLANS

      The financial statements and supplemental schedules have been prepared assuming that the Plan will continue as a going concern. The Plan's
      Sponsor has incurred losses in operations, has a deficiency in working capital and is not in compliance with certain terms of its debt agreements. Should the Plan Sponsor not be able to continue as a going concern, the Plan may not be able to operate as an ongoing plan.

      Management of the Plan Sponsor has taken steps in an effort to improve operating performance and continues to pursue new or revised debt arrangements. Management believes, however, that certain of the existing loan arrangements will need to be revised or replaced to provide the Plan
      Sponsor with additional borrowing capacity and with financial covenants within such arrangements that are achievable by the Plan Sponsor.
      Management has recently extended and modified their credit agreements through June 30, 2002 and continues to pursue a long-term credit facility.

                                     ******

                                      -8-

ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) PLAN

FORM 5500, SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2001
------------------------------------------------------------------------------------------------------------------------------------------------------------

            (a)                     (b)                     (c)                   (d)        (e)     (f)       (g)           (h)        (i)
                                                Description of Transactions                                    Expenses
                              Relationship of     Including Maturity Date,                                     Incurred                 Current
                              Plan, or Other    Rate of Interest, Collateral      Purchase    Selling  Lease      with        Cost of   Value of
 Identity of Party Involved  Party-in-Interest     Par or Maturity Value           Price      Price    Rental   Transaction    Asset      Asset

Atchison Casting Corporation   Plan Sponsor    Employee contributions not time     $51,887*                                   $ 51,887  $ 51,887
                                                     remitted to the Trust

* This represents total amount of contributions that were withheld from employees, but not remitted timely into trust by the Plan Sponsor.

                                      -9-

ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF ASSETS HELD
  FOR INVESTMENT PURPOSES AT THE END OF YEAR JUNE 30, 2001
--------------------------------------------------------------------------------------------------------------------

 (a)                       (b)                                            (c)                             (d)

                                                                    Description of
                                                                 Investment Including
               Identity of Issue, Borrower,                     Maturity Date, Rate of                  Current
                 Lessor or Similar Party                         Interest, Collateral                    Value

         MFS Massachusetts Investors Trust Fund            Mutual Fund
                                                           (21,623 shares)                                $ 384,896

         Oppenheimer Global Fund                           Mutual Fund
                                                           (4,464 shares)                                   217,334

  *      The Prudential Insurance Company of America       Guaranteed Interest Account                      185,085

  *      Prudential Stock Index Fund                       Mutual Fund
                                                           (5,604 shares)                                   153,563

         Van Kampen Emerging Growth Fund                   Mutual Fund
                                                           (3,137 shares)                                   153,418

         Fidelity Advisor Equity Income Fund               Mutual Fund
                                                           (4,512 shares)                                   114,459

         AIM Balanced Fund                                 Mutual Fund
                                                           (3,981 shares)                                   110,156

  *      Prudential Government Securities Trust -          Mutual Fund
         Money Market Series                               (83,823 shares)                                   83,823

  *      Prudential High Yield Fund                        Mutual Fund
                                                           (6,864 shares)                                    40,907

  *      Prudential Small Company Fund                     Mutual Fund
                                                           (1,892 shares)                                    29,157

  *      Prudential Government Income Fund                 Mutual Fund
                                                           (2,584 shares)                                    22,665

  *      Atchison Casting Corporation                      Common Stock
                                                           (4,284 shares)                                    12,424

         MFS Massachusetts Investors Growth Fund           Mutual Fund
                                                           (569 shares)                                       8,129

         Franklin Convertible Securities Fund              Mutual Fund
                                                           (431 shares)                                       6,340

  *      Prudential Value Fund                             Mutual Fund
                                                           (186 shares)                                       3,394

         Fidelity Advisor Equity Growth Fund               Mutual Fund
                                                           (40 shares)                                        2,169

  *    Various Participants                              Promissory notes, interest rates
                                                           from 8.75% to 10.50%, maturity dates
                                                           through May 2006                                   62,561
                                                                                                              ------

                 Total Investments                                                                       $ 1,590,480
                                                                                                         ===========

* Represents a party-in-interest to the Plan.

                                      -10-

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ATCHISON CASTING CORPORATION
                                    HOURLY EMPLOYEES 401(k) PLAN

Date January 11, 2002               By:  Atchison Casting Corporation, its
     ----------------                    Administrator

                                    By:  /s/ Kevin T. McDermed
                                        ---------------------------------
                                          Kevin T. McDermed
                                          Vice President, Chief Financial Officer,
                                          Treasurer and Secretary

                                EXHIBIT INDEX

Exhibit Number    Description

23                Consent of Deloitte & Touche LLP